
October 22, 2020

Gary S. Gillheeney, Sr.
President and Chief Executive Officer
Organogenesis Holdings Inc.
85 Dan Road
Canton, MA 02021

> **Re: Organogenesis Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed October 16, 2020**
> **File No. 333-249531**

Dear Mr. Gillheeney:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Abby Adams at (202) 551-6902 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Stacie S. Aarestad, Esq.